                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           ELBIT VISION SYSTEMS, LTD.
                           --------------------------
                                (Name of Issuer)

                 ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE *
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    M37576101
                                    ---------
                                 (CUSIP Number)

                                   MEIR SHAMIR
                          MIVTACH SHAMIR HOLDINGS LTD.
                       M.S.N.D. REAL ESTATE HOLDINGS LTD.
                           27 HABARZEL STREET, ATIDIM
                             TEL AVIV, 69710, ISRAEL
                                TEL 972-3-7864949
                                -----------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                FEBRUARY 21, 2006
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13D/A-1(b)(3) or (4), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

* "NIS" represents the New Israeli Shekel, the currency of the State of Israel.

       CUSIP NO. M37576101                                          PAGE 2 OF 12

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON: M.S.N.D. Real Estate Holdings Ltd.
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) [X]
       (b)
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS:
       WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       The State of Israel
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
                     0
 NUMBER OF    ------------------------------------------------------------------
   SHARES        8   SHARED VOTING POWER
BENEFICIALLY         12,939,192
  OWNED BY    ------------------------------------------------------------------
    EACH         9   SOLE DISPOSITIVE POWER
 REPORTING           0
   PERSON     ------------------------------------------------------------------
    WITH        10   SHARED DISPOSITIVE POWER
                     12,939,192
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       12,939,192
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       35.20%
--------------------------------------------------------------------------------
  14E  TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------

       CUSIP NO. M37576101                                          PAGE 3 OF 12

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON: Mivtach Shamir Holdings Ltd.
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) [X]
       (b)
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS:
       WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       The State of Israel
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
                     0
 NUMBER OF    ------------------------------------------------------------------
   SHARES        8   SHARED VOTING POWER
BENEFICIALLY         12,939,192(1)
  OWNED BY    ------------------------------------------------------------------
    EACH         9   SOLE DISPOSITIVE POWER
 REPORTING           0
   PERSON     ------------------------------------------------------------------
    WITH        10   SHARED DISPOSITIVE POWER
                     12,939,192(2)
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       12,939,192
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       35.20%
--------------------------------------------------------------------------------
  14E  TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------

CUSIP NO. M37576101                                                 PAGE 4 OF 12

(1) As set forth in the voting agreement attached hereto as Exhibit 7(b), Mr.
Meir Shamir and Ashtrom Industries Ltd. share voting power with respect to their shares of Mivtach Shamir Holdings Ltd.

(2) For purposes of Section 13(d) or Section 13(g) of the Securities Exchange
Act of 1934, each of Mr. Meir Shamir and Mivtach Shamir may be deemed to beneficially own an aggregate of 12,939,192 Ordinary Shares held by M.S.N.D.
Real Estate Holdings Ltd. ("MSND"). MSND is a wholly owned subsidiary of Mivtach
Shamir and Mr. Meir Shamir is a chairman of Mivtach Shamir. Each of Mr. Meir
Shamir and Mivtach Shamir disclaims beneficial ownership of any of the Ordinary
Shares held by MSND.

       CUSIP NO. M37576101                                          PAGE 5 OF 12

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON: Mr. Meir Shamir
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) [X]
       (b)
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       The State of Israel
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
                     0
 NUMBER OF    ------------------------------------------------------------------
   SHARES        8   SHARED VOTING POWER
BENEFICIALLY         12,939,192(1)
  OWNED BY    ------------------------------------------------------------------
    EACH         9   SOLE DISPOSITIVE POWER
 REPORTING           0
   PERSON     ------------------------------------------------------------------
    WITH        10   SHARED DISPOSITIVE POWER
                     12,939,192(2)
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       12,939,192
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       35.20%
--------------------------------------------------------------------------------
  14E  TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

CUSIP NO. M37576101                                                 PAGE 6 OF 12

(1) As set forth in the voting agreement attached hereto as Exhibit 7(b), Mr.
Meir Shamir and Ashtrom Industries Ltd. share voting power with respect to their shares of Mivtach Shamir Holdings Ltd.

(2) For purposes of Section 13(d) or Section 13(g) of the Securities Exchange
Act of 1934, each of Mr. Meir Shamir and Mivtach Shamir may be deemed to beneficially own an aggregate of 12,939,192 Ordinary Shares held by MSND. MSND is a wholly owned subsidiary of Mivtach Shamir and Mr. Meir Shamir is a chairman of Mivtach Shamir. Each of Mr. Meir Shamir and Mivtach Shamir disclaims beneficial ownership of any of the Ordinary Shares held by MSND.

                                                                   PAGE 7 OF 12

ITEM 1. SECURITY AND ISSUER.

TITLE OF CLASS OF EQUITY SECURITIES:               Ordinary Shares, par value
                                                   NIS 1.00 per Share (the
                                                   "Shares")

NAME OF ISSUER:                                    Elbit Vision Systems, Ltd.

ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:   P.O. Box 140
                                                   New Industrial Park
                                                   Yoqneam 20692, Israel

ITEM 2. IDENTITY AND BACKGROUND.

(a)   This statement on Schedule 13D is being filed by: (1) M.S.N.D. Real
Estate Holdings Ltd., a corporation organized under the laws of the State of
Israel (the "MSND"); (2) Mivtach Shamir Holdings Ltd. ("Mivtach") is a
corporation organized under the laws of the State of Israel traded in the Tel
Aviv Stock Exchange and (3) Mr. Meir Shamir (collectively, the "Reporting
Persons").

(b)   MSND is a wholly owned subsidiary of Mivtach and its sole director is Mr.
Meir Shamir who is a citizen of the State of Israel.

      Messrs. Meir Shamir, Yeheskel Dovrat, Avraham Nussbaum, Uri Shani and
Ariela Goldman, the sole directors of Mivtach, are citizens of the State of
Israel. Messrs. Uri Shani and Ariela Goldman are the external directors of
Mivtach according to the Companies Law of the State of Israel.

(c)   The principal business address for each of the Reporting Persons and other enumerated persons is c/o Mivtach Shamir Holdings Ltd. 27 Habarzel Street,
Atidim Tel Aviv, 69710, Israel.

(d)   Mivtach's principal business is investment in securities and companies and
MSND is a wholly owned subsidiary of, and is organized as a holding company to own certain investments acquired by, Mivtach. Mr. Meir Shamir serves as the chairman of Mivtach and is the sole director of MSND.

(e)   During the last five years, none of the Reporting Persons and other enumerated persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a reporting or other enumerated person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                                   PAGE 8 OF 12

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On February 21, 2005, Mivtach and the Issuer closed the transactions contemplated by the Agreement attached hereto as Exhibit 7(c) (the "Agreement")
and Mivtach provided the Issuer with a 2 year $3 million loan (the "Loan"), convertible at the option of Mivtach into 6,000,000 Shares of the Issuer, at a conversion price of $0.50 per Share (subject to certain adjustments). Under the
Agreement, the Issuer granted Mivtach a 2 year warrant (the "Warrant") to purchase 4,000,000 Shares at an exercise price of $0.50 per Share (subject to certain adjustments), exercisable only if Mivtach converts the Loan.

      Pursuant to the terms of the Appendix to Agreement attached hereto as
Exhibit 7(g), Mivtach assigned and conveyed its rights and obligations under each of the Warrant and the Note to MSND.

      As a condition to the consummation of the Agreement, on February 21, 2006,
Mivtach purchased through its wholly owned subsidiary, MSND, an aggregate of
2,939,192 Shares from certain shareholders of the Issuers as set forth below at the purchase price of $0.55 per Share and certain additional consideration based on the increase in the price of the Shares during the 2 year period following the purchase, as well as in the event that Mivtach acquires, at a higher share price, additional Shares within 6 months of the purchase:

      Selling Shareholder                          Number of Shares
      ------------------------------------         ----------------

      Yigal Arnon & Co. Trust Company Ltd.         623,438
      Avner  Shacham                               393,424
      S.R. Master Investments (2002) Ltd.          961,165
      R.D. Master Investments (2002) Ltd.          961,165

      Mivtach used working capital to fund 100% of the Loan and the acquisition of Shares from the existing shareholders.

ITEM 4. PURPOSE OF TRANSACTION.

(a)   The Shares were acquired for investment purposes.

(b)   As a condition to the consummation of the Agreement, Nir Alon, Nir Alon
Holdings GmbH, Elbit Ltd., M.S. Master Investments (2002) Ltd. and MSND signed the Shareholders Agreement, which will go into effect immediately upon the written notification of effectiveness by MSND to the other parties during the 24 months commencing on February 21, 2006 (the "Conversion Period"). After the
Shareholders Agreement becomes effective, if the Loan is converted by MSND, the parties will vote their Shares at meetings of shareholders at which members of the Board are to be elected, as follows:

      Number of Directors                          Nominated By
      -------------------                          ------------

      two (one of which will serve as Chairman)    MSND
      one                                          Nir Alon

                                                                   PAGE 9 OF 12

      one                                          Elbit Ltd.
      one                                          M.S. Master Investments
                                                   (2002) Ltd.

      subject to certain ownership threshold requirements set forth in the
Shareholders Agreement.

      Additionally, the parties to the Shareholders Agreement agreed to vote their Shares at meetings of shareholders at which members of the Board are to be elected, if there is no conversion of the Loan and MSND has notified the other parties of the effectiveness of the Shareholders Agreement within the Conversion
Period, as follows:

      Number of Directors                          Nominated By
      -------------------                          ------------

      two (one of which will serve as Chairman)    Nir Alon
      one                                          MSND
      one                                          Elbit Ltd.
      one                                          M.S. Master Investments
                                                   (2002) Ltd.

      subject to certain ownership threshold requirements and conditions set forth in the Shareholders Agreement.

      The shareholders party to the Shareholders Agreement (assuming conversion of the Note and exercise of the Warrant) will together hold approximately
24,169,446 (*) Shares or 65.75% (**) of beneficial ownership of the class.

      (*) based on the beneficial ownership as of January 24, 2006 in the
Issuer's proxy statement included in Form 6-K filed on January 25, 2006.

      (**) based on the number of Shares outstanding on January 24, 2006 included in the Issuer's proxy statement included in Form 6-K filed on January
25, 2006.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)   For purposes of Section 13(d), each of MSND, Mivtach and Mr. Meir Shamir beneficially owns an aggregate of 12,939,192 Shares, which constitutes approximately 35.20% of the class.

(b)   MSND, Mivtach and Mr. Meir Shamir have shared power to direct the vote, dispose and direct the disposition of, an aggregate of 12,939,192 Shares, which constitutes approximately 35.20% of the class.

      After the Shareholders Agreement becomes effective, together with Nir
Alon, Nir Alon Holdings GmbH, Elbit Ltd., M.S. Master Investments (2002) Ltd.,
each of MSND, Mivtach and Mr. Meir Shamir may be deemed to beneficially own
24,169,446 Shares, constituting approximately 65.75% of the class. The Reporting
Persons disclaim beneficial ownership of any Shares held by Nir Alon, Nir Alon
Holdings GmbH, Elbit Ltd., M.S. Master Investments (2002) Ltd.

                                                                   PAGE 10 OF 12

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

      Additional conditions to the consummation of the Agreement included (i)
the appointment of Mr. David Gal as the chairman of the Company and the payment of his compensation pursuant to the Management Services Agreement between the
Issuer and a company controlled by Mr. Gal, attached hereto as Exhibit 7(e) (the
"Management Services Agreement") and (ii) the execution of the Registration
Rights Agreement attached hereto as Exhibit 7(f) (the "Registration Agreement").

      Mr. Gal will serve as Chairman of our Board of Directors and will devote
100% of his time to the Issuer, provided that he is allowed to continue to fulfill his obligations to Odin Medical Technologies Ltd. under the current agreement between the parties. Under the terms of the Management Services
Agreement, the Issuer is required to pay a monthly fee of $13,500 plus Value
Added Tax, lease an automobile for the use of Mr. Gal, and to supply him with certain other office related equipment necessary to provide the Issuer with his services. Additionally, the Issuer granted Mr. Gal options to purchase up to
600,000 of Shares at an exercise price of $0.50 per share. One third of the options shall vest on December 31, 2006 and thereafter 2.8% of the total Shares subject to the option shall vest on a monthly basis. The vesting of the options will be subject to Mr. Gal serving as the Chairman of the Board of Directors on the relevant vesting date. Mr. Gal shall be entitled to exercise the options on the date such options have vested and up to 5 years thereafter.

      Pursuant to the Registration Agreement, at the expense of the Issuer, the
Issuer is required to prepare and file with the United States Securities and
Exchange Commission (the "SEC") (i) a registration statement under the 1933 Act with respect to the 2,939,192 Shares MSND acquired from the existing shareholders within 60 days of the closing of the acquisition and (ii) a registration statement under the 1933 Act with respect to the Shares acquired by
MSND upon conversion of the Note within 90 days of such conversion.

      When the Shareholders Agreement becomes effective, Nir Alon, Nir Alon
Holdings GmbH, Elbit Ltd., M.S. Master Investments (2002) Ltd. and MSND will vote their Shares to elect the member of the Board as provided above. In addition, the Shareholders Agreement requires any shareholder party wishing to sell or otherwise transfer Shares to a person who is not a permitted transferee to (a) first make an offer to the other shareholder parties and (b) permit other shareholders to "tag along" in such sale or transfer on the same terms and conditions.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(a)   Joint Filing Agreement.

(b)   Voting Agreement between Meir Shamir and Ashtrum Industry Ltd., dated as of December 22, 1997, and amended on April 22, 2002.

                                                                   PAGE 11 OF 12

(c)   Agreement dated as of January 2, 2006 by and between Elbit Vision Systems
Ltd. and Mivtach Shamir Holdings Ltd.

(d)   Shareholders Agreement, by and among Nir Alon, Nir Alon Holdings GmbH,
Elbit Ltd., M.S. Master Investments (2002) Ltd. and M.S.N.D. Real Estate
Holdings, Ltd.

(e)   Management Services Agreement between Elbit Vision Systems Ltd. and MEO
Consulting Ltd.

(f)   Registration Rights Agreement between Elbit Vision Systems Ltd. and
Mivtach Shamir Holdings Ltd.

(g)   Appendix to Agreement, dated February 21, 2006.

                                                                   PAGE 12 OF 12

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: March 3, 2006

/s/ MEIR SHAMIR
---------------
Mr. Meir Shamir

MIVTACH SHAMIR HOLDINGS LTD.

By: /s/ MEIR SHAMIR
    ---------------
Name: Meir Shamir
Title: Chairman

M.S.N.D. Real Estate Holdings, Ltd.

By: /s/ MEIR SHAMIR
    ---------------
Name: Meir Shamir
Signatory

By: /s/ Limor Avidor
    ----------------
Name: Limor Avidor
Signatory

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).